News Release

CIBC’s Annual Financial Statements for year ended October 31, 2003 now available

(Toronto, ON – November 26, 2003) – CIBC (NYSE: BMC, TSX: CM) today posted its annual financial statements for the year ended October 31, 2003 to its website; these statements may be accessed at www.cibc.com

For further information: Kathryn A. Humber, Senior Vice-President, Investor Relations, (416) 980-3341; or Emily Pang (416) 980-3512.